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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                  UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 7)


                               Electrosource, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    286150206
--------------------------------------------------------------------------------
                                 (CUSIP Number)

          Corporate Secretary, Electrosource, Inc., 2809 Interstate 35
                 South, San Marcos, Texas 78666 (512) 753-6559
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  June 30, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13d-1(b)(3) OR (4), CHECK THE FOLLOWING BOX [ ].


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                                 AMENDMENT NO. 7
                                       TO
                                  SCHEDULE 13D


1.     Names of Reporting Persons

       KAMKORP LIMITED

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

       (a)
          -----------

       (b)    X
          -----------

3.     SEC Use Only
                   ------------------------------------------

4.     Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) __________________

6.     Citizenship or Place of Organization ENGLAND

7.     Sole Voting Power 9,000,000

8.     Shared Voting Power NONE

9.     Sole Dispositive Power 9,000,000

10.    Shared Dispositive Power NONE

11.    Aggregate Amount Beneficially Owned by Each Reporting Person 9,000,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                     ------

13.    Percent of Class Represented by Amount in Row (11) 66.2%

14.    Type of Reporting Person (See Instructions) CO

1.     Names of Reporting Persons

       KAMAL SIDDIQI

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

       (a)
          -----------

       (b)    X
          -----------

3.     SEC Use Only
                    -----------------------------------------------

4.     Source of Funds (See Instructions) WC (OF KAMKORP LIMITED)

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                   ------------------

6.     Citizenship or Place of Organization INDIAN

7.     Sole Voting Power NONE

8.     Shared Voting Power NONE

9.     Sole Dispositive Power NONE

10.    Shared Dispositive Power NONE

11.    Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
       Instructions)    X
                    --------

13.    Percent of Class Represented by Amount in Row (11) 0

14.    Type of Reporting Person (See Instructions) IN



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                                 AMENDMENT NO. 7
                                       TO
                                  SCHEDULE 13D

            This Amendment No. 7 (this "Amendment") supplements the statement on
Schedule 13D filed with respect to an event occurring on June 2, 1998 and filed by Kamkorp Limited ("Kamkorp"), Kamal Siddiqi, Clifford Graham Winckless and Roger Geoffrey Musson on June 12, 1998 (the "Initial Filing") relating to the common stock, par value $1.00 per share ("Common Stock") of Electrosource, Inc., a Delaware corporation ("Electrosource"). Capitalized terms used herein without definition have the same meanings attributed to them in the Initial Filing.

ITEM 3.                 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            Kamkorp acquired from the issuer 875,000 shares of Common Stock of Electrosource for $875,000 (the "Reported Shares"). The source of funds is working capital of the Kamkorp Limited consolidated group.

ITEM 4.                 PURPOSE OF TRANSACTION

            (a) On June 30, 1999, Kamkorp purchased the Reported Shares in response to notices transmitted to Kamkorp from Electrosource as contemplated by the Stock Purchase Agreement. The acquisition of the Reported Shares took place under the terms of the Stock Purchase Agreement and constituted all of the remaining 875,000 shares that Kamkorp had the right to purchase under the Stock Purchase Agreement after the purchases of Common Stock of Electrosource reported in the Initial Filing and amendments filed prior to this Amendment. The purchase of the Reported Shares is part of a series of contemplated transactions that, have resulted in the acquisition of control (approximately 56.6% of issued and outstanding Common Stock) of Electrosource by Kamkorp. As referenced in the Initial Filing, Kamkorp also possesses a right to purchase an additional 3,000,000 shares of Electrosource Common Stock pursuant to the Option.

            (e) The purchase of the Reported Shares are expected to have a material effect on the capitalization of Electrosource. Kamkorp has no present plan to seek a change in Electrosource's dividend policy.

ITEM 5.                 INTEREST IN SECURITIES OF THE ISSUER

            (c)         See Item 4.



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            After reasonable inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this statement is true, complete and correct. Kamkorp Limited and Kamal Siddiqi agree to the filing of this combined report.


 /s/ Kamal Siddiqi
-----------------------
By:  Kamal Siddiqi
Chairman, Kamkorp Limited
Date: July 27, 1999


 /s/ Kamal Siddiqi
-----------------------
By:  Kamal Siddiqi
Date: July 27, 1999

 /s/ Clifford Winckless
-----------------------
By: Clifford Winckless
Date: July 27, 1999


 /s/ Roger Musson
-----------------------
By:  Roger Musson
Date: July 27, 1999







Schedule 13D Amendment No. 7